UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75575 / July 31, 2015

Admin. Proc. File No. 3-16418

In the Matter of

CHINA INFRASTRUCTURE INVESTMENT CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by China Infrastructure Investment Corp. and the
Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to China Infrastructure Investment Corp.[2] The order
contained in that decision is hereby declared effective. The initial decision ordered that, pursuant
to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of
registered securities of China Infrastructure Investment Corp. is hereby revoked

        For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

                                        Brent J. Fields
                                        Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   China Infrastructure Investment Corp., Initial Decision Release No. 817 (June 18, 2015),
111 SEC Docket 15, 2015 WL 3777204. The Central Index Key number is 1311369 for China
Infrastructure Investment Corp.

INITIAL DECISION RELEASE NO. 817
ADMINISTRATIVE PROCEEDING
File No. 3-16418

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CHINA INFRASTRUCTURE INVESTMENT CORP.	INITIAL DECISION June 18, 2015

APPEARANCES: Stephan J. Schlegelmilch, Melissa J. Armstrong, and Nancy L. Singer for the Division of Enforcement, Securities and Exchange Commission

Edward B. MacMahon, Jr., Edward B. MacMahon, Jr., PLC, for Respondent China Infrastructure Investment Corp.

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision grants the Division of Enforcement's Motion for Summary Disposition and revokes the registration of the registered securities of Respondent China Infrastructure Investment Corp.

INTRODUCTION

The Commission initiated this proceeding in March 2015, when it issued an Order Instituting Administrative Proceedings (OIP). As authority, the OIP cites Section 12(j) of the Securities Exchange Act of 1934. OIP at 1; *see* 15 U.S.C. § 78*l*(j).

The OIP alleges that China Infrastructure has a class of securities registered with the Commission under Exchange Act Section 12(g), 15 U.S.C. § 78*l*(g). OIP at 1. According to the OIP, China Infrastructure's stock traded on NASDAQ from 2008 until it was delisted in 2012. *Id.* The OIP further alleges that China Infrastructure has not filed a periodic report since it filed a Form 10-Q on November 14, 2011, for the quarter ended September 30, 2011. *Id.* at 2. The OIP also alleges that China Infrastructure filed a Form 8-K in December 2011 stating that its chief financial officer, Lei Li, had resigned in September 2011. *Id.* The Form 8-K additionally disclosed that the above-referenced Form 10-Q and Forms 10-K and 10-K/A, issued in October and November 2011, respectively, were purportedly signed by Mr. Li. *Id.* Mr. Li, however, had not personally signed the reports or authorized the use of his signature on them. *Id.* He also had not "prepared or reviewed" the reports. *Id.*

Based on these factual allegations, the OIP alleges that China Infrastructure has failed to file timely periodic reports with the Commission, and has failed to file reports that are not misleading. OIP at 2. The OIP thus alleges that China Infrastructure violated Exchange Act Section 13(a) and Rules 12b-20, 13a-1, and 13a-13 thereunder. OIP at 2; *see* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.12b-20, .13a-1, .13a-13.

PROCEDURAL HISTORY

China Infrastructure filed its Answer to the OIP on April 20, 2015.[1] In its Answer, China Infrastructure admitted the operative facts alleged in the OIP but denied that it had violated Exchange Act Section 13(a) or Rules 12b-20, 13a-1, or 13a-13 thereunder. Answer at 1. I held a telephonic prehearing conference on April 21, 2015, during which I granted the parties leave to file motions for summary disposition. *See* Prehearing Conference Transcript (Tr.) 6-7; *China Infrastructure Inv. Corp.*, Admin. Proc. Rulings Release No. 2567, 2015 SEC LEXIS 1486, at *2 (Apr. 22, 2015). The Division subsequently moved for summary disposition and China Infrastructure filed an opposition.[2] China Infrastructure did not file a cross-motion for summary disposition. The Division subsequently filed a reply brief in support of its motion for summary disposition.

Attached as an exhibit to China Infrastructure's opposition is what purports to be a letter sent via e-mail from Weinberg & Company, Certified Public Accounts, to the CEO of China Infrastructure. In full, the two-sentence letter says:

> Effective February 8, 2012, we will cease our services as your accountants. We have reached this decision based on the fact that your company will no longer be a reporting company on the United States exchanges.

The letter is signed "Weinberg & Company, P.A." China Infrastructure attaches no affidavit or any other evidence to its opposition.

In China Infrastructure's opposition, its counsel states that he has been informed that China Infrastructure has not filed its required reports "because of advice received from its CPA." Opp'n at 2. Apparently, the letter constitutes the advice to which counsel refers. *See id.* Based on this premise, China Infrastructure asserts that it "reasonably relied upon" its accountant's advice and that its failure to file required reports "is attributable to its good faith reliance" on that

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[1]   China Infrastructure's Answer was due April 2, 2015. During a telephonic prehearing conference held on April 21, 2015, I granted its motion to file its Answer as of April 20, 2015. Prehearing Conference Transcript (Tr.) at 4; *China Infrastructure Inv. Corp.*, Admin. Proc. Rulings Release No. 2567, 2015 SEC LEXIS 1486, at *2 (Apr. 22, 2015).

[2]   The Division supports its motion with a declaration, to which were attached two exhibits: a Form 8-K China Infrastructure filed on December 16, 2011 (Ex. 1), and a printout from the Commission's EDGAR database reflecting all of China Infrastructure's filings (Ex. 2).

advice. *Id.* Noting that the letter purports to have been copied to the Commission, China Infrastructure says there is no evidence that the Commission ever contacted China Infrastructure to tell it that it remained obligated to file periodic reports. *Id.* Counsel adds that China Infrastructure "is prepared to file all of the required back reports and maintain current reports . . . to make up for its error." *Id.* at 2-3.

China Infrastructure also asserts that summary disposition is not appropriate because the testimony of Weinberg & Company would be necessary. Opp'n at 3. Without citing any supporting evidence and without providing any explanation, its counsel asserts that such testimony "cannot be obtained by affidavit at this time." *Id.* at 3.

FINDINGS OF FACT

China Infrastructure, Central Index Key No. 1311369, is a Nevada corporation whose headquarters is located in Henan Province, in the People's Republic of China. OIP at 1; Answer at 1. A class of its shares is registered with the Commission under Section 12(g) of the Exchange Act. OIP at 1; Answer at 1. Through a series of holding companies, it operates part of a toll road in Henan Province. OIP at 1; Answer at 1. Tolls paid for use of the roadway are China Infrastructure's primary source of income. OIP at 1; Answer at 1.

On October 13, 2011, China Infrastructure filed a Form 10-K for the fiscal year ended June 30, 2011.[3] The Form 10-K was purportedly signed by Mr. Li, as chief financial officer. Form 10-K at 39. On November 14, 2011, China Infrastructure filed both a Form 10-K/A, amending its Form 10-K to include an attached exhibit, and a Form 10-Q for the quarter ended September 30, 2011. Again, both forms were purportedly signed by Mr. Li. Form 10-K/A at 3; Form 10-Q at 19.

The next month, on December 16, 2011, China Infrastructure filed a Form 8-K in which it disclosed Mr. Li's resignation in September 2011. Form 8-K. In the Form 8-K, China Infrastructure also revealed that although Mr. Li's signatures had been included in the above-referenced reports filed in October and November, Mr. Li "had in fact not . . . prepared or reviewed" the reports and "had not personally signed such reports or consented to the use of his signature on such reports." *Id.* According to the Form 8-K, China Infrastructure's "Board of Directors ha[d] authorized the Audit Committee of the Company to conduct an internal investigation into the foregoing matter." *Id.*

Review of China Infrastructure's filings on EDGAR shows that it has not filed a periodic report since it filed the Form 8-K on December 16, 2011. *See* Ex. 2.

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[3]   Under the authority in Rule of Practice 323, I take official notice of China Infrastructure's EDGAR filings. *See* 17 C.F.R. § 201.323 (permitting the taking of official notice of "any matter in the public official records of the Commission").

CONCLUSIONS OF LAW

Motions for summary disposition are governed by Rule of Practice 250. *See* 17 C.F.R. § 201.250. An administrative law judge "may grant [a] motion for summary disposition if there is no genuine issue with regard to any material fact and the party making the motion is entitled to a summary disposition as a matter of law." 17 C.F.R. § 201.250(b). "[S]ummary disposition is appropriate in proceedings . . . brought [under] Exchange Act Section 12(j), where the issuer has not disputed the facts that constitute the violation." *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 SEC LEXIS 2024, at *35 (June 29, 2012). China Infrastructure concedes that it has not filed any periodic reports since November 2011. OIP at 2; Answer at 1. Summary disposition is thus appropriate. *See Citizens Capital Corp.*, 2012 SEC LEXIS 2024, at *35.

With respect to the allegations in the OIP, the issuer of a security registered with the Commission under Exchange Act Section 12 must file annual and quarterly reports with the Commission. 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13(a). In addition to other requirements, an issuer is required to supply information that will prevent submitted information from being misleading. 17 C.F.R. § 240.12b-20. "Implicit in Section 13(a) and the rules thereunder is the requirement that the reports [required by Section 13(a) and the rules thereunder] be accurate." *John A. Carley*, Securities Act of 1933 Release No. 8888, 2008 SEC LEXIS 222, at *81 (Jan. 31, 2008).

The requirement to file periodic reports serves to "'protect[] . . . investors and . . . insure fair dealing' in the company's securities." *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *34 (Nov. 4, 2013) (quoting 15 U.S.C. § 78m(a)). "Compliance with [reporting] requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) or the rules at issue in this matter. *John A. Carley*, 2008 SEC LEXIS 222, at *81 n.94.

Inasmuch as China Infrastructure has not filed a periodic report in over three years, it has plainly failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.[4]

SANCTIONS

The Commission may, "as it deems necessary or appropriate for the protection of investors," revoke or suspend for up to twelve months the registration of a security if it finds "that the issuer of [the] security has failed to comply with *any* provision of [the Exchange Act] or the rules and regulations thereunder." 15 U.S.C. § 78*l*(j) (emphasis added). The periodic filing

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[4]   In moving for summary disposition, the Division makes no mention of Exchange Act Rule 12b-20. I therefore do not decide whether China Infrastructure violated that Rule by falsely including Mr. Li's signature on three reports it filed in October and November 2011.

requirements are contained in a provision of the Exchange Act and rules thereunder. *See* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13(a). As a result, failure to comply with those filing requirements subjects the registration of the issuer's securities to suspension or revocation.

In proceedings under Exchange Act Section 12(j) involving violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect" of the violations "on the investing public, including both current and prospective investors, . . . on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). In determining the appropriate sanction, the Commission "consider[s]" a number of factors (*Gateway* factors), including "the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at 19-20. This list of factors "is non-exclusive and no single factor is dispositive." *China Biotics, Inc.*, 2013 SEC LEXIS 3451, at *44.

With respect to the *Gateway* factors, the periodic reporting requirements exist "to supply the investing public with current, accurate financial information about an issuer so that investors may make informed decisions." *Am. Stellar Energy, Inc.*, Exchange Act Release No. 64897, 2011 SEC LEXIS 2455, at *22 (July 18, 2011). Indeed, these reports are among "the primary sources of information available to guide the decisions of the investing public." *United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984). The Commission has thus explained that a registrant's "repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other Gateway factors would justify a sanction less than revocation." *Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 SEC LEXIS 2023, at *18 (June 29, 2012) (citation omitted).

In this case, as a result of China Infrastructure's repeated failures to file periodic reports, investors have been left in the dark about its financial status for over three years. This situation is made all the worse by the fact that the last three reports it filed—before the fateful Form 8-K—contained the false signature of its former chief financial officer. And, although China Infrastructure said in its December 2011 Form 8-K that its audit committee would investigate the matter, to date it is impossible to tell whether that investigation has even begun.

China Infrastructure's violations are serious. These violations have denied investors important information about the company after it filed three false reports. That the revelation of the false reports was followed by NASDAQ's delisting of China Infrastructure's stock and over three years of silence makes China Infrastructure's violations all the more serious. China Infrastructure denied investors the benefit of accurate financial information during a period of uncertainty. By doing so, it denied investors "accurate financial information" that would have allowed them to "make informed decisions." *Am. Stellar Energy, Inc.*, 2011 SEC LEXIS 2455, at *22.

It goes without saying that China Infrastructure's delinquencies are recurrent. It has not filed a report in over three years.

China Infrastructure's actions and omissions reflect a high degree of culpability. *See Calais Res., Inc.*, 2012 SEC LEXIS 2033, at *17 (holding that "a 'long history of ignoring . . . reporting obligations' . . . evidences a 'high degree of culpability'") (citation omitted). Falsely using Mr. Li's signature on three reports is a serious matter. China Infrastructure has provided no reason to believe this could have been an accident. And, although it knew it needed to file periodic reports, it failed to do so. Its failure to file any Forms 12b-25 seeking extensions and "disclos[ing] . . . its inability to" timely file the omitted reports "and the reasons" for that inability, *see* 17 C.F.R. § 240.12b-25(a), further weighs against China Infrastructure, *see Calais Res., Inc.*, 2012 SEC LEXIS 2033, at *16-17.

China Infrastructure's opposition is baseless. Absent a supporting declaration, there is no way to determine whether the letter on which it relies is authentic. And even if the letter is authentic, it is hopelessly vague. The statement that "[w]e have reached this decision based on the fact that your company will no longer be a reporting company on the United States exchanges," gives no indication as to why China Infrastructure would "no longer be a reporting company." It is practically absurd to say that this sentence constitutes "advice" that China Infrastructure no longer needed to file periodic reports. Indeed, assuming the letter is authentic, the only reasonable way China Infrastructure could have responded to it would have been to contact its accountant to learn what the accountant meant in the letter. Even if reliance on professional advice were a defense, China Infrastructure has failed to show that it *reasonably* relied on anything.

Additionally, counsel's unsupported factual assertions are not evidence. *Wood ex rel. United States v. Am. Inst. in Taiwan*, 286 F.3d 526, 534 (D.C. Cir. 2002); *see INS v. Phinpathya*, 464 U.S. 183, 188-89, n.6 (1984) ("Counsel's unsupported assertions in respondent's brief do not establish that respondent could satisfy the 'continuous physical presence' requirement."). I thus give no weight to counsel's statements that China Infrastructure "is prepared to file all of the required back reports and maintain current reports . . . to make up for its error." Opp'n at 2. The proper way to present such an assertion would have been through a declaration from an appropriate officer of China Infrastructure.

For the reasons described above, I find that China Infrastructure has not made a "'strongly compelling showing'" that "would justify a sanction less than revocation." *Calais Res. Inc.*, 2012 SEC LEXIS 2023, at *18. I therefore find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of China Infrastructure.

ORDER

The Division's Motion for Summary Disposition is GRANTED and, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Infrastructure Investment Corp. is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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James E. Grimes
Administrative Law Judge